September 13, 2005

Karen J. Garnett (Mail Stop 4561)

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	DB Commodity Index Tracking Fund

DB Commodity Index Tracking Master Fund

Pre-Effective Amendment No. 3 to Registration Statement, filed on

September 13, 2005, File No. 333-125325

Dear Ms. Garnett:

Thank you for your comment letter of August 25, 2005 addressed to Kevin Rich of DB Commodity Services LLC (the “Managing Owner”) regarding the captioned registration statement for DB Commodity Index Tracking Fund (the “Fund”) and DB Commodity Index Tracking Master Fund (the “Master Fund”). This letter responds on behalf of the Managing Owner to the questions and comments you raised. Each of your numbered questions and comments is set forth below in italics, with our response immediately following. Capitalized terms used but not defined in this letter have the meaning given in the prospectus forming a part of the registration statement.

General

1.	We consider the sale of shares by the Fund to Authorized Participants and the resale of these shares by Authorized Participants to investors as one offering by the Fund through the Authorized Participants, which are acting as underwriters. Please confirm to us that the Authorized Participants will distribute this prospectus in connection with their sales to other investors. Also, please revise your document, including the prospectus cover page, the description of subscription procedures and the Plan of Distribution, to clearly describe the terms of the offering to persons who purchase your shares from the Authorized Participants. Please ensure that the material terms of those offerings, including the offering price, is clearly disclosed.

Ms. Karen J. Garnett

September 13, 2005

Response:

We have revised the prospectus to make it more clear that Authorized Participants who engage in resales of Shares to their customers or who couple the creation of a new supply of Shares (through creations of Baskets) with an active selling effort involving solicitation of secondary market demand for Shares are statutory underwriters subject to the prospectus delivery and liability provisions of the Securities Act. We draw your attention to the revised disclosure in this regard on page 68 under the heading “Plan of Distribution – Likelihood of Becoming a Statutory Underwriter.”

The recitals to the Form of Participant Agreement (exhibit 4.3 to the Registration Statement) further caution Authorized Participants that their activities as such may cause them to be statutory underwriters pursuant to the Securities Act. Additionally, Section 2 of the Form of Participant Agreement requires each Authorized Participant to represent that such Authorized Participant is a registered broker-dealer and a member in good standing of the National Association of Securities Dealers, Inc. (the “NASD”) or is exempt therefrom and to covenant that such Authorized Participant will comply with all applicable federal (and other) laws, rules and regulations (including, in the case of NASD members, the rules and regulations of the NASD), including, without limitation, the prospectus delivery requirements of Section 5 of the Securities Act and all applicable rules of Securities and Exchange Commission (the “SEC”). On the basis of the foregoing, we can confirm the Managing Owner has reasonable grounds to expect that Authorized Participants will distribute prospectuses in accordance with applicable provisions of the Securities Act and applicable rules of the SEC.

We have made revisions to the Prospectus cover page, the description of subscription procedures and the Plan of Distribution in order to further clarify the terms of the offering to persons who purchase Shares from Authorized Participants. We respectfully submit that the Prospectus, as revised, clearly describes the terms of the offering to persons who purchase the Fund’s shares from Authorized Participants.

During the initial offering period, Shares are being offered only to Authorized Participants and only in Baskets at $5 million per Basket ($25.00 per Share), out of which the Authorized Participants will be receive an upfront selling commission or underwriting discount of 3.00% ($0.75 per Share). The price to the public per Share is disclosed in the third column of the table on the prospectus cover page and the footnote thereto. The upfront selling commission (charged in respect of Shares subscribed for during the initial offering period only) is clearly disclosed in the fourth column of the same table, and the footnote thereto cautions investors that their own brokers may charge them a commission in respect of Shares purchased during the continuous offering period. The proceeds to the Fund is disclosed in the fifth column of the same table.

Ms. Karen J. Garnett

September 13, 2005

The upfront selling commissions paid by the Fund in respect of Shares subscribed for during the initial offering period are also disclosed in the Summary under the heading “Fees and Expenses – Upfront Selling Commissions” on page 9 and in the Break-Even Table on page 12. No such commissions are paid by the Fund in respect of Shares subscribed for during the continuous offering period. Additionally, in the summary under the heading “Break-Even Amounts,” it is disclosed in accordance with applicable rules of the CFTC that investors who pay the 3.00% upfront sales commission by subscribing for Shares during the initial offering period must achieve a higher return on their investment in Shares in order to break even on their investment in twelve months. Risk Factor No. 12 on Page 18 also addresses this matter. Also, the selling commissions and their effect on the break-even analysis are set forth in accordance with applicable CFTC rules under “Charges – Summary of Fees and Charges; “Breakeven Table”” on page 12 and “Charges – Upfront Selling Commissions on page 9.”

We respectfully submit that the disclosure regarding subscription procedures is accurate and complete in all material respects as only Authorized Participants may subscribe for Shares and the principal mechanism by which other persons will acquire Shares is through secondary market purchases on the Amex.

2.	We are still considering your response to comment 1. In addition to sales at NAV, we note that Deutsche Bank Securities intends to offer 2 million shares to the public at a per share offering price that will vary depending on, among other things, the trading price of shares on the Amex. Considering our view that sales to the Authorized Participants and subsequent sales to other investors are all part of the same offering, please provide further analysis of why you are not conducting an at-the-market-offering.

Response:

We reiterate our response of August 5 to Comment 1 from your letter of July 22.

The proceeds to the Fund in connection with the creation of a Basket during the continuous offering period will be equal to the aggregate Net Asset Value per Share of 200,000 Shares. Net Asset Value is calculated without reference to the market price of the Shares. Therefore, the proceeds to the Fund in connection with the creation of a Basket during the continuous offering period are determined without reference to the market price of the Shares. An essential characteristic of an at-the-market offering within the meaning of Rule 415(a)(4) is that the issuer receives variable proceeds from the sales of its securities at market prices. This is not the case here. The proceeds to the issuer will be strictly determined by Net Asset Value per Share on the purchase order date. The sale of Shares at Net Asset Value per Share is neither dilutive nor accretive to the value of any other previously issued Share or to the Shares that are newly issued. In this regard, the Fund is identical to any other investment fund

Ms. Karen J. Garnett

September 13, 2005

engaged in a continuous offering (whether public or private) and is readily distinguishable from an operating company engaged in the business of selling goods and services.

We submit that iShares Comex Gold Trust (Registration No. 333-112589) and streetTRACKS Gold Shares (Registration No. 333-105202) provide the most useful administrative model for the offering at hand. These two offerings involve the issuance of redeemable common equity securities in baskets only to authorized participants on a continuous basis at net asset value per share pursuant to Rule 415 on the basis of an effective registration statement on Form S-1 that does not comply with the requirements of Rule 415(a)(4) or Rule 415(a)(1)(x). Indeed, the iShares Comex Gold Trust states on its prospectus cover page that “iShares will be offered to the public from time to time at prices that will reflect, among other things, the price of gold and the trading price of the iShares on the AMEX at the time of the offer.” Similarly, the streetTRACKS Gold Trust states on the cover page of its prospectus that “It is expected that the Shares will be sold to the public at varying prices to be determined by reference to, among other considerations, the price of gold and the trading price of the Shares on the NYSE at the time of each sale.” These disclosures have not prevented either of these registrants from engaging in a continuous offering on Form S-1 in reliance on Rule 415. Had the Staff concluded that these two continuous offerings are being made “at the market,” these offerings could not have been commenced because the registrants were not eligible to use Form S-3. We see no feature of the Fund or its distribution method which distinguishes the Fund from these two entities in a manner which should cause a different result to obtain in respect of the availability to the Fund of Rule 415 or the determination as to whether the Fund is engaged in an at-the-market offering.

We note that a product structurally identical to the gold-linked funds identified above, but linked to Silver instead of gold, the iShares Silver Trust (Registration N. 333-125920), currently is in registration on Form S-1 and proposes to offer its common equity securities on a continuous basis pursuant to Rule 415. The cover page of the prospectus for the iShares Silver Trust states that “The Initial Purchaser intends to offer to the public these 150,000 iShares at a per-iShare offering price that will vary depending, among other factors, on the price of silver and the trading price of the iShares on the AMEX at the time of the offer. iShares offered by the Initial Purchaser at different times may have different offering prices.” Additionally, we note that iShares GSCI Commodity-Indexed Trust (Registration No. 333-126810), a commodity pool structurally similar to the Fund, currently is in registration on Form S-1 and proposes to offer its common equity securities on a continuous basis pursuant to Rule 415. The cover page of the prospectus for the iShares GSCI Commodity-Indexed Trust states that “The Initial Purchaser proposes to offer to the public these 150,000 Shares at a per-Share offering price that will vary depending, among other factors, on the trading price of the Shares on the [ • ] Stock Exchange at the time of the offer. Shares offered by the Initial Purchaser at different times may have different offering prices.”

Ms. Karen J. Garnett

September 13, 2005

Furthermore, none of the policy concerns implicated by an at-the-market offering are implicated in respect of the offering of Shares by the Fund as contemplated by the registration statement. The market price per Share is expected closely to track Net Asset Value per Share. It is the expectation of the Fund and the Managing Owner that Baskets will be created when demand for Shares has exceeded supply and caused Shares to trade at a premium to Net Asset Value. The creation of Baskets under such circumstances is expected to bring market price per Share and Net Asset Value per Share back into equilibrium. Authorized Participants who create Baskets can be expected to sell the Shares comprising the basket, either on the Amex or in direct transactions with customers, at a price that falls between the price paid by the Authorized Participant (i.e., Net Asset Value per Share) and the market price per Share (expected to be higher than Net Asset Value per Share at the time of a creation). An Authorized Participant (or a customer of an Authorized Participant) may be able to exploit the arbitrage opportunity created by any such divergence of market price per Share from Net Asset Value per Share. But since there are expected to be many Authorized Participants, each with many customers, such arbitrage opportunities are expected to be exploited efficiently, i.e., quickly and before they become large. It is this very mechanism that is expected to cause the market price per Share to track Net Asset Value per Share over time and has proven so effective in causing the shares of ETFs and similar pooled investment vehicles to trade at a price per share that corresponds very closely to net asset value per share. See, for example, pages 68-70 of the current prospectus for SPDR Trust, Series 1 (Registration No. 33-46080, 811-7330) under the heading “Information and Comparisons Relating to Trust, Secondary Market Trading, Net Asset Size, Performance and Tax Treatment” where it is stated that the closing price on the Amex for SPDRs was within 0.25% of net asset value per share better than 83% of the time from 1/29/93 (the first day of trading on the Amex) to 12/31/04. Because of the expectation that the market price per Share will closely track Net Asset Value per Share at all times, investors who purchase Shares on the Amex will pay a price that correlates with the value of the Share they are buying. It also renders the secondary market for Shares not susceptible to manipulation. The market price per Share will always be closely correlated to Net Asset Value per Share as a result of the effect of the arbitrage opportunity that arises whenever a divergence occurs.

We note that because the Shares are redeemable in Baskets by Authorized Participants, should an Authorized Participant create a Basket for which there is insufficient market demand, such Authorized Participant may redeem that Basket on any business day at Net Asset Value per Share. Should the same Authorized Participant, instead of redeeming the Basket, sell the Shares comprising such Basket on the Amex, thereby bringing the market price down to a discount below Net Asset Value per Share, it is expected that other Authorized Participants or their clients or customers quickly will take advantage of the resulting arbitrage opportunity by buying Shares on the Amex at a discount to Net Asset Value per Share and then redeeming those Shares at Net Asset Value per Share, until the market price per Share comes back into alignment with Net Asset Value per

Ms. Karen J. Garnett

September 13, 2005

Share. Therefore there is no risk of an Authorized Participant dumping unwanted Shares into the secondary market and depressing the market for Shares to the detriment of retail investors. In short, because the Shares may be created and redeemed in Baskets daily at Net Asset Value per Share and, as a result, the market price per Share is expected closely to track Net Asset Value per Share at all times, none of the risks or policy concerns associated with an at-the-market offering are implicated in the case of the Fund.

The market for Shares is not susceptible of manipulation in the same manner as the market for securities of a company in the business of selling goods or services. Rather, the market for Shares is closely analogous to the market for shares of ETFs, and the gold-linked products identified above. As with all such pooled investment entities, each investor, whether they acquire Shares through the creation of a Basket or through a purchase in the secondary market, will pay a price that reflects the Fund’s Net Asset Value per Share and is not accretive or dilutive to the value of any other investor’s investment in the Fund. Reciprocally, any investor who liquidates their investment in the Fund, whether by means of a redemption or by means of a sale of Shares in the secondary market, will exit their investment at a price that reflects the Fund’s Net Asset Value per Share and is neither accretive nor dilutive to the value of any other investor’s investment.

We note that the Staff historically has recognized that policy considerations ordinarily applicable in the case of issuers engaged in the business of selling goods or services frequently are inapplicable in the case of pooled investment entities. The Commission recognized this fact when, in Clause (b) of Rule 415, it excluded from the reach of Rule 415 redeemable securities issued by an open-end management investment company. The Fund, like an open-end management investment company, continuously issues redeemable securities. Although it is regulated as a commodity pool under the Commodity Exchange Act and not as an investment company under the Investment Company Act, the Fund’s capital raising activities are very closely analogous to those of open-end management investment companies and, in particular, ETFs, whose shares trade on national securities exchanges in exactly the same manner as it is proposed that the Fund’s Shares will trade. The two gold-linked funds identified above are not subject to regulation as investment companies under the Investment Company Act. Neither are they subject to regulation as commodity pools under the Commodity Exchange Act. And yet the Staff has permitted these gold-linked products to go effective on Form S-1 with a continuous offering pursuant to Rule 415.

Shares subscribed for by Deutsche Bank Securities Inc. during the initial offering period will be sold and delivered to Deutsche Bank Securities Inc. at the conclusion of the initial offering period on exactly the same terms and conditions as any other Shares subscribed for during the initial offering period by any other Authorized Participant. Should any other Authorized Participant submit a purchase order for one or more Creation Baskets prior to the effectiveness of this Registration Statement, they will be identified as having done so in the same

Ms. Karen J. Garnett

September 13, 2005

sentence as Deutsche Bank Securities Inc. The Fund has no agreement with Deutsche Bank Securities Inc. or any other Authorized Participant with respect to secondary transactions in such Shares.

As discussed above, in light of the fact that (i) the amount of the proceeds to the Fund from the issuance of a Creation Basket is fixed at Net Asset Value per Share and is not determined with reference to the market price, (ii) the Shares are redeemable by Authorized Persons in Baskets at Net Asset Value per Share on any business day, (iii) the market price per Share is expected closely to track Net Asset Value per Share, (iv) creations of Shares are neither accretive nor dilutive to the value of any investor’s investment, and (v) the market for Shares is not subject to manipulation, the fact that an Authorized Participant or its customer may realize a riskless profit by selling in the secondary market the Shares constituting a Creation Basket is not relevant to the determination that the Fund is not engaged in an at-the-market offering within the meaning of Rule 415(a)(4) and none of the policy considerations associated with at-the-market offerings are present.

Finally, we note that Rule 415 merely sets forth a procedure for registering securities. It does not mandate any particular method of distribution.

3.	We note your response to comment 2. However, it is not clear why a determination that the offering is not an “at the market offering” would preclude it from being a “delayed offering” subject to the requirements of Item 415(a)(1)(x). Please provide additional analysis as to the applicability of Item 415(a)(1)(x) to this offering. Your analysis should address both the offering to Authorized Participants and the offering to persons who purchase shares from the Authorized Participants. Your analysis should also address whether Authorized Participants may purchase shares from the fund and then hold such shares for a period of time prior to offering them to other investors.

Response:

The Fund will be engaged in an offering commencing immediately. There will be no delay before the offering commences and no interruption of the offering once it commences. Shares will be held out for sale to Authorized Participants (and thence to the public) on a continuous basis on every business day. Authorized Participants may acquire Shares in Baskets for their own accounts or as agents for one or more of their customers. Authorized Participants who acquire Shares for their own account may later dispose of them (including on the Amex) or redeem them in Baskets. However, the fact that an Authorized Participant may create one or more Baskets and hold a number of the Shares comprising any such Basket for such Authorized Participant’s own account should not cause the offering by the Fund to be viewed as occurring on a “delayed” basis. As discussed in our responses to Comment Nos. 1 and 2

Ms. Karen J. Garnett

September 13, 2005

above, it is expected that Authorized Participants will create baskets when the market price per Share is at a premium above Net Asset Value per Share with a view to reselling the Shares comprising the Basket in order to exploit the arbitrage opportunity created thereby and bring the market price per Share back into correlation with Net Asset Value per Share. Because there are expected to be multiple Authorized Participants, each with the power to create Baskets on any business day, the public’s demand for Shares is expected to be satisfied, and the market price per Share is expected closely to track Net Asset Value per Share, at all times, even if one or more Authorized Participants determines to retain all or part of any individual Basket created by such Authorized Participant for such Authorized Participant’s own account. Indeed, if the offering is being commenced promptly and will be made continuously and without interruption through the agency of multiple Authorized Participants, a delay between issuance and resale in respect of certain Shares created by one of the Authorized Participants could not reasonably cause the overall offering by the Fund to cease to be categorized as continuous. Should demand arise and cause the market price per Share to rise to a premium over Net Asset Value per Share, any Authorized Participant will be able to create a Basket at Net Asset Value per Share on any business day. Indeed, the existence of an arbitrage opportunity presents a significant motivation for Authorized Participants to do so and for persons who are eligible to become Authorized Participants to become Authorized Participants. Any other conclusion would cause any offering of securities to be categorized as delayed where a broker-dealer purchases shares for its own account and later sells such shares out of inventory.

Even if the retention of Shares by an Authorized Participant for its own account should cause the offering to be viewed as conducted on a delayed basis (with which we do not agree), none of the special policy concerns associated with a delayed offering are present in the case of the Fund. Because the market price per Share is expected closely to track Net Asset Value per Share through the mechanism of creation and redemption of Baskets, whether discussing sales from the Fund to the Authorized Participants or from Authorized Participants to their customers or into the market on the Amex, the market for the Shares is not subject to the possibility of manipulation and no investor can see the value of their investment impaired by the issuance of new Shares, regardless of when such issuance might occur, or as a result of any delay between issuance to an Authorized Participant and resale.

Furthermore, whether discussing sales from the Fund to the Authorized Participants or from Authorized Participants to their customers or into the market on the Amex, the distinction between a “delayed” offering and a “continuous” offering strikes us as irrelevant or immaterial under the circumstances as neither Clause (a)(1) nor Clause (a)(4) of Rule 415 contains any such distinction. Clause (a)(1) is a permissive clause under which both continuous and delayed offerings may be effected. Consequently, if an offering is being conducted on a continuous basis or on a delayed basis it is permitted, subject to the proviso that

Ms. Karen J. Garnett

September 13, 2005

the registration statement pertain only to securities that come within any one of sub-clauses (a)(1)(i) through (a)(1)(xi).

Clause (a)(1) of Rule 415 is written in the disjunctive. Consequently, if Sub-Clause (ix) is available to the Fund (because, as discussed in our letter of August 5 and in response to Comment No. 2 above, the Fund is not engaged in an “at-the-market offering” within the meaning of Clause (a)(4) or required thereby to comply with clause (a)(1)(x)) it is not necessary for the Fund to come within Sub-Clause (x) or any other Sub-Clause of Clause (a)(1).

We acknowledge that Sub-Clause (ix) of Clause (a)(1) of Rule 415 does not expressly permit an offering on a delayed basis. But neither does it expressly prohibit an offering on a delayed basis. It merely requires that the offering be continuous. Particularly when read in conjunction with the introductory language of Rule 415(a) (which is written in the disjunctive), this leads to the conclusion that Sub-Clause (ix) permits an offering that is both continuous and delayed. So long as the offering in question is also made on a continuous basis without interruption, the fact that there may be some delay between the issuance of some of the securities in question any their resale into the secondary market should not render Rule 415(a)(1)(ix) unavailable. Indeed, as discussed above, so long as the securities in question are being offered on a continuous basis without interruption, no special policy concerns applicable to delayed (but not continuous) offerings are implicated even if certain Authorized Participants retain Shares for their own account for a period of time before resale. This is particularly so in the case of a collective investment vehicle such as the Fund (contrasted with a company in the business of selling goods and services), because (i), new issuances, whenever they occur or are resold into the secondary market, are neither accretive nor dilutive to the value of any investor’s investment, (ii) the securities in question may be issued or redeemed by Authorized Participants in Baskets on any business day at Net Asset Value per Share, and (iii) the market price per Share is expected closely to track Net Asset Value per Share. Consequently, even if the Staff disagrees with our contention that the fact that Authorized Participants may create Shares in Baskets for their own accounts does not lead to the conclusion that the Fund’s offering is being made on a delayed basis, such disagreement should not foreclose the ability of the Fund to rely on Rule 415(a)(ix). Therefore, we respectfully submit that even if the Staff concludes that the ability of an Authorized Participant to create Shares for its own account constitutes this a delayed offering (with which we do not agree), the offering of the Shares by the Fund through the agency of multiple Authorized Participants as contemplated by the registration statement is also continuous and therefore is permitted under Rule 415(a)(1)(ix).

We bring to your attention the fact that it is usual and customary for public commodity pools to offer their shares to the public on a continuous or delayed basis in the future through the agency of registered broker-dealers in reliance on Rule 415(a)(1)(ix). In so doing, public commodity pools comply with all other applicable provisions of Rule 415, including clauses (a)(2), (a)(3), (a)(5) and

Ms. Karen J. Garnett

September 13, 2005

(a)(6). It is the intention of the Fund to conform to those rules to the same extent as any other public commodity pool. As with the Fund, nothing in the typical contractual arrangements between a public commodity pool and the broker-dealers acting as the pool’s selling agents prevents those selling agents from acquiring units in the pool for their own account. This has never impacted the availability to such pools of Rule 415 and, in particular, clause (a)(1)(ix) thereof. See, for example, ML JWH Strategic Allocation Fund (Registration No. 333-115760), Campbell Strategic Allocation Fund, L.P. (Registration No. 333-61274), Morgan Stanley Spectrum Technical LP (Registration No. 333-03222), and World Monitor Trust III (Registration No. 333-119612). The principal distinguishing characteristics between the aforementioned pools and the Fund is that the Fund’s Shares will be listed on a national securities exchange and are redeemable daily but only in Baskets while the securities of the aforementioned pools are not listed on any exchange and, while they may be redeemed in much smaller minimum numbers, they may not be redeemed daily (typically, public commodity pools permit redemptions only monthly). But these distinguishing characteristics are not relevant in respect of the availability of Rule 415(a)(1)(ix).

Furthermore, we note again that iShares Comex Gold Trust and streetTRACKS Gold Shares issue redeemable common equity securities on a continuous basis only to authorized participants at net asset value per share pursuant to Rule 415 on the basis of an effective registration statement on Form S-1 that does not comply with the requirements of Rule 415(a)(4) or Rule 415(a)(1)(x). The only way in which these entities could issue their securities under Rule 415 is if they are eligible to do so under Rule 415(a)(1)(ix) as no other sub-clause of Clause 415(a)(1) is available to them. There is no provision of the form of participation agreement attached as an exhibit to the registration statement of either of these two registrants which would prevent an authorized participant from retaining all or any part of a creation basket for such authorized participant’s own account. We see no feature of the Fund or its distribution method which distinguishes the Fund from these two registrants in a manner which should cause a different result to obtain in respect of the application to the Fund of Rule 415 and the ability of the Fund to register its Shares for issuance on a continuous basis thereunder.

Finally, we note again that Rule 415 merely sets forth a procedure for registering securities. It does not mandate any particular method of distribution.

Ms. Karen J. Garnett

September 13, 2005

4.	We note your response to prior comment 3; however, we are unable to agree with your analysis. Although the redemption right is a term of the security, it provides a right comparable to those offered by a share redemption program. Holders must make an investment decision regarding whether to redeem their shares at any given point in time. Please provide further analysis of why the redemption right should not be viewed as an issuer tender offer.

Response:

The question of whether the redemption rights granted to investors in public commodity pools constitute “issuer tender offers” has arisen from time to time in the twenty-five or so years that this firm has been involved in public commodity pool filings. Although the Williams Act does not contain a definition of “tender offer” (no doubt the reason that the question continues to resurface), the analysis in the case of the Fund is no different than it has been in the case of other public commodity pools.

The redemption rights embedded in the Shares do not constitute an issuer tender offer because (i) no “offer” to purchase Shares is being made by the issuer or anyone else (the redemption right is a fundamental feature or term of the Shares), (ii) no premium is offered for the Shares (which may be redeemed only at Net Asset Value, only in Baskets and only by Authorized Participants) and (iii) there is no pressure to make a “hasty decision” as the redemption right is ongoing and continuous. See, e.g., Pin v. Texaco, Inc. 86-87 CCH Decisions 1992, 8823 (5th Cir.; July 14, 1986). Authorized Participants, when considering whether to redeem a Basket are subject to none of the “risks” or “pressures” to which investors in a tender offer are subject. Without these risks being present, neither is a tender offer. Fulco v. American Cable Systems of Florida, 89-90 CCH Decisions 94,980 (D. Mass., Oct. 4, 1989) remains as definitive an analysis of the indicia of a tender offer as we know.

“Section 14(e) of the Exchange Act, 15 U.S.C. §78n(e), prohibits fraud in connection with tender offers. Plaintiffs claim that the consent solicitations for redemption of these limited partnership units constituted a tender offer within the meaning of that statute. I disagree.

Although the statute does not define “tender offer,” the term has traditionally meant an offer

‘to purchase all or a portion of a company’s shares at a premium price, the offer to remain open for a limited time. Frequently, the obligation to purchase on the part of the offeror is conditioned on the aggregate number of shares tendered: if more than a certain number are tendered, the offeror need not purchase the excess; if less than a certain number are tendered, the offeror need not purchase any. The shareholder responding to the offer generally must relinquish control of the shares he desired to tender until the response of others is determined.’

Smallwood v. Pearl Brewing Co., 489 F.2d 579, 597 n.22 (5th Cir. 1974), cert. denied, 419 U.S. 873 (1974) (citations omitted), quoted in S-G Securities, Inc. v. Fuqua Investment Co., 466 F. Supp. 1114, 1124 n.6 (D.

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September 13, 2005

Mass. 1978). Because some transactions are tantamount to a tender offer but do not follow the conventional pattern, flexible tests have been used to determine whether they should be subject to §14(e). See Ludlow Corp. v. Tyco Laboratories, Inc., 529 F. Supp. 62, 66-67 (D. Mass. 1981); S-G Securities, 466 F. Supp. at 1125, 1126-27. The common concern is that unregulated tender offers press investors to make a hasty decision affecting the nature of their investment based on inadequate information.

As plaintiffs have shown, the consent solicitations alleged in this case share some of the features of a tender offer; all of the holders were solicited; the proponent wanted to have all of the outstanding securities at the end of the transaction; no other party was bidding; the terms were not negotiable; the deal was contingent on majority approval; and the offer was open for a limited time. The limited partners had to choose whether to take their money out now, on defendants’ terms, or continue the partnership into the uncertain future. The redemption proposals thus exerted some of the pressures associated with tender offers.

Important distinctions, however, should be drawn between these collective decisions to end the partnerships and what may properly be called a tender offer. The consents in each case constituted an act of partnership governance that was binding on the minority. No investor individually tendered his securities. No unit holder (other than the Continental interests) risked faring any differently from any other. The limited partners were not competing among themselves to receive a premium, but faced a collective decision whether to liquidate their interests and transform the business into a corporate affiliate of Continental.

A tender offer makes investors uncertain what will happen to their investment if they fail to tender. They typically must decide whether to “reinvest” in a company that might emerge under new control. Plaintiffs knew that if they did not consent one of two things would happen: their units would be redeemed involuntarily at the offered price; or they would hold the very same interest in the same enterprise, under the same management, as they did before. They faced none of the risks created by a tender offer.

These transactions are comparable to other business reorganizations that have not been considered tender offers. For example, statutory mergers and consolidations are not tender offers. See Proposed Amendments to Tender Offer Rules, Exchange Act Release No. 16,385 (Nov. 29, 1979). See also Smallwood v. Southdown, Inc., 382 F. Supp. 1106 (N.D. Tex. 1972); Dyer v. Eastern Trust & Banking Co., 336 F. Supp. 890 (D. Me. 1971); but see Zuckerman v. Franz, 573 F. Supp. 351 (S.D. Fla. 1983) (third party’s cash merger proposal was tender offer). A corporation’s obligation to repurchase shares upon exercise of dissenters’ rights in connection with the elimination of preemptive rights is not a tender offer.

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September 13, 2005

Leighton v. American Tel. & Tel. Co., 397 F. Supp. 133 (S.D.N.Y. 1975). Significantly, the SEC’s regulations on private buyouts distinguish between tender offers and other forms of capital restructuring. See Rule 13e-3(a)(3), 17 C.F.R. §240.13e-3(a)(3) (“tender offer” designated separately from “[a] solicitation…in connection with: a merger, consolidation, reclassification, recapitalization or similar corporate transaction…; a sale of substantially all the assets of an issuer to its affiliate or group of affiliates; or a reverse stock split…”) Plaintiffs are unable to cite any case extending the concept of tender offer to redemption transactions like these, and there is case law to the contrary. See Howell v. Management Assistance, Inc., 519 F. Supp 83, 91 (S.D.N.Y. 1981), aff’d without opinion, 685 F. 2d 424 (2d Cir.), cert. denied, 459 U.S. 862 (1982) (proposal to redeem preferred stock not a tender offer).”

Indeed, in the case of the Fund, the analysis is even more clear as redemptions are permitted to be made only by Authorized Participants and only in Baskets (aggregations of 200,000 Shares). Investors who are not Authorized Participants have no redemption rights. It is the expectation of the Fund and its Managing Owner that a retail investor’s principal source of liquidity in its investment in Shares will be the market for Shares on the Amex. The purpose of restricting redemptions only to Authorized Participants and only to Shares tendered in Baskets is twofold: (i) to encourage the development of a broad, deep and liquid secondary market for Shares on the Amex; and (ii) to cause the trading price on the Amex closely to track Net Asset Value per Share. In this regard, it is the expectation of the Fund and the Managing Owner that redemptions of Baskets will occur only when downward pressure on the trading price causes the Shares to trade at a discount to Net Asset Value per Share. Exploitation of the resulting arbitrage opportunity between the discounted market price per Share and the Net Asset Value per Share by Authorized Participants and their clients and customers is expected quickly and efficiently to bring the trading price per Share back into alignment with Net Asset Value per Share. This model has proven efficacious in promoting the goals of a broad, deep and liquid secondary market in which the price per Share closely tracks Net Asset Value per Share over more than twelve years with respect to exchange traded funds (or “ETFs”) (see, for example, SPDR TRUST, SERIES 1 (Registration No. 333-46080)) and, more recently, in the case of iShares Comex Gold Trust (Registration No. 333-112589) and streetTRACKS Gold Shares (Registration No. 333-105202). Indeed, the redemption feature of the Shares is indistinguishable from the redemption feature of shares in a mutual fund, shares in an ETF or shares in either of the gold-linked products identified above, which clearly do not constitute issuer tender offers.

As the ongoing redemption right accorded to Authorized Participants is not a tender offer, Rule 13e-4 and Regulation 14E (which the Staff requested that we specifically consider) are not applicable. Nonetheless, an examination of Rule 13e-4 supports our position. Clause (h)(1) of Rule 13e-4 expressly provides that

Ms. Karen J. Garnett

September 13, 2005

Rule 13e-4 does not apply to “calls or redemptions of any security in accordance with the terms and conditions of its governing instruments.”

More generally, we wish to note that redemption features inherent in a security from the time of original issuance are not uncommonly found in debt or preferred securities. We are not aware of any case in which the Commission or the Staff has suggested that embedding in a security a put option exercisable at any time by the holder of the security in question subjected such a security or its issuer to any of the tender offer rules.

5.	We note that Deutsche Bank Securities Inc. has submitted an order to purchase units. Please advise us how this transaction complies with or is exempt from Section 5 of the Securities Act.

Response:

We respectfully submit that submission of a purchase order by Deutsche Bank Securities Inc. does not constitute a sale and consequently there is no violation of Section 5(a) of the Securities Act. A purchase order constitutes an offer to buy which must be accepted by the Fund before a contract to purchase Shares is formed between the Fund and Deutsche Bank Securities Inc.

We note that in the case of each of the iShares Comex Gold Trust and the streetTRACKS Gold Trust, an affiliate of the sponsor purchased three Baskets prior to the effectiveness of the relevant registration statement.

Finally, in light of the Staff’s conclusion that Deutsche Bank Securities Inc. is a statutory underwriter with respect to the Fund, if the purchase order submitted by Deutsche Bank Securities Inc. is violative of Section 5 then so is every transaction between an issuer and its underwriters. In that regard, we note that Section 2(a)(3) of the Securities Act, defining “sale” and “offer,” provides in pertinent part that:

“The terms defined in this paragraph and the term “offer to buy” as used in subsection (c) of section 5 of this title shall not include preliminary negotiations or agreements between an issuer (or any person directly or indirectly controlling or controlled by an issuer, or under direct or indirect common control with an issuer) and any underwriter or among underwriters who are or are to be in privity of contract with an issuer (or any person directly or indirectly controlling or controlled by an issuer, or under direct or indirect common control with an issuer).”

Ms. Karen J. Garnett

September 13, 2005

Deutsche Bank Securities Inc. is an affiliate of the Fund and a statutory underwriter in privity of contract with the Fund in respect of the offering of Shares.

For the reasons set forth above, we respectfully submit that no event of sale within the meaning of Section 2(a)(3) or 5(a) has taken place.

Prospectus Cover Page

6.	We note your response to prior comment 10; however, we continue to believe that you should revise the pricing table. Item 501(b)(3) expressly requires you to show pricing information based on the total minimum and the total maximum amount of the offering. As noted in your response, the instruction to this Item permits you to disclose the method by which the price will be determined if it is impracticable to state the price to the public. With respect to the continuous offering period, please provide the required information in the table itself instead of a footnote to the table.

Response:

We have added a second row to the table on the cover page in response to the foregoing comment and to conversations between, and voicemail messages exchanged by, Jim Munsell of this office and Michael McTiernan of your office on September 8th and September 9th. The upper row is identified as pertaining to the initial offering period and the lower row is identified as pertaining to the continuous offering period.

In respect of the continuous offering period, the price to the public per Share is simply stated to be “net asset value” and we have retained the footnote for this column explaining in accordance with Instruction No. 2 to Item 501(b)(3) of Regulation S-K the method by which the price per Share is to be calculated.

In respect of the continuous offering period, the minimum and maximum number of Shares to be sold is simply stated to be “not applicable.” As discussed between Messrs. Munsell and McTiernan on September 8th, in respect of the continuous offering period, there is no minimum amount being offered, except inasmuch as Shares are being offered only in Baskets of 200,000 Shares. The acceptance of a purchase order to create one or more Baskets is not conditioned on the receipt of orders to purchase any minimum number of Baskets. Furthermore, there is no maximum offering amount. The parties to the registration statement expect all Shares registered thereby to be sold within two years, at which point additional Shares will be registered and the offering will continue. In this regard, the Fund is indistinguishable from any other public commodity pool. If Form S-1 permitted the registration of an unlimited number of Shares (in a manner analogous to Form N-1A, the form on which mutual funds

Ms. Karen J. Garnett

September 13, 2005

and ETFs register), the Managing Owner surely would cause the Fund do so. The fact that a limited number of Shares is being registered at this time on this registration statement is driven entirely by the requirements of Form S-1 and the fact that no other form is available to the Fund.

Summary

Risk Factors, page 1.

7.	We note your response to comment 12. Please clarify the risk relating to a commodity broker’s conflict between its execution of trades for the fund and its other customers.

Response:

We have revised the summary risk factor in response to the foregoing comment.

Fees and Expenses, page 9

8.	Refer to the description of brokerage commissions and fees and the description of routine operational, administrative, and other ordinary expenses. In each case you state that these expenses are not expected to exceed a certain amount. Please revise to clarify whether there is any actual limit on the amount of expenses that the Fund may be required to pay.

Response:

We have revised the disclosure referred to in the foregoing comment to clarify that the estimates and statements of expectation as to the amount of such expenses does not constitute a cap on the amount of such expenses which the Master Fund may be required to bear.

The Risks You Face, page 15

9.	We note your response to comment 38. Please disclose that a purchasing Authorized Participant will not know the purchase price of the basket at the time of the investment decision.

Response:

We have added disclosure under the heading “Creation and Redemption of Shares - Creation Procedures” on page 39 to address the foregoing comment. Because this fact and the associated risk is applicable only to Authorized Participants who create Baskets, and Authorized Participants are sophisticated

Ms. Karen J. Garnett

September 13, 2005

persons who readily can take steps to hedge this risk, we do not view this risk as sufficiently material to require a separate risk factor under the heading “Risk Factors.”

Historical Closing Levels, page 28

10.	We note your response to prior comments 33 and 34. Please describe in more detail the information that is presented in the table. Disclose the relative weighting applied to each underlying futures contract used to calculate the hypothetical Index levels and briefly describe how you used the historical closing levels to calculate the hypothetical Index levels for each year.

Response:

We have added disclosure in response to the foregoing comment.

Creation and Redemption of Shares, page 31

11.	Please clarify whether the $500 transaction fee is paid to the distributor or the administrator. We note your disclosure on page 38 and page 40.

Response:

We have clarified that the $500 transaction fee is paid to the administrator.

Conflicts of Interest

Net Asset Value, page 48

12.	We understand that if a commodity futures contract could not be liquidated on a particular day due to the operation of daily limits or other rules of the exchange, for purposes of determining market value the managing owner will use the settlement price on the most recent day it could be liquidated. In such a situation, it appears that the calculation of market value on such day will not accurately reflect the realizable market value of such commodity. Furthermore, since such daily limits are generally triggered in the event of a significant change in market price for such commodity, it seems that the calculation of market value could be significantly under or overstated. Please include a risk factor discussing this valuation issue, or advise us why you believe it is not material.

Response:

We have added a risk factor addressing the foregoing comment. See pages 22-23.

Ms. Karen J. Garnett

September 13, 2005

Material Contracts, page 52

13.	Please identify each party to these agreements, i.e., the Commodity Broker, the Administrator, the Custodian, the Transfer Agent, and the Distributor.

Response:

We have revised the disclosure to identify the parties to each of these agreements.

Material U.S. Federal Income Tax Considerations, page 58

14.	Please tell us why Sidley Austin Brown & Wood is not opining that you are a grantor trust for Federal income tax purposes. We note that Sidley Austin has opined that you will not be classified as an association taxable as a corporation.

Response:

It is the view of Sidley Austin Brown & Wood LLP that the Federal income tax rules addressing whether the Fund would be taxable as a corporation are fairly straightforward in light of the U.S. Treasury’s “check the box” regulations on entity classification. Since the Fund is not actually incorporated under the laws of a state or a Federal statute and is not affirmatively electing to be classified as a corporation, it cannot be so classified. However, the rules for distinguishing grantor trusts from tax partnerships or disregarded entities are less clear. Such entity classification regulations provide that “business entities” can only be classified as corporations or partnerships, but the regulations do not contain a comprehensive definition of the term “business entity”. Instead, the decision on whether a purported grantor trust is or is not a business entity is to be made on the basis of tax authorities relating to trust classification that were mostly issued many decades prior to the use of grantor trust structures as widely-held investment vehicles. We are not aware of any published authority addressing structures such as the proposed publicly-traded grantor trust feeder fund- master fund tax partnership structure being used in this offering.

Although we believe that the Fund should be classified as a grantor trust, we also believe that if the Fund were instead classified as a tax partnership or treated as a nominee/disregarded entity for Federal income tax purposes, the tax consequences to shareholders in the Fund would not be materially altered since the underlying Master Fund is classified as a partnership and the Fund will not under any characterization be subject to entity-level income tax. We have revised the disclosure relating to grantor trust status to the foregoing effect.

Ms. Karen J. Garnett

September 13, 2005

Plan of Distribution, page 70

15.	We note your response to comment 44. However, as noted above, we continue to believe that the Authorized Participants are acting as underwriters in this offering and should be identified as such. Also, revise the disclosure on page 72 to more clearly state the role of the Authorized Participants in this offering.

Response:

We have modified the disclosure under “Plan of Distribution” in response to this comment and to conversations between and voicemail messages exchanges by Mr. McTiernan of your office and Mr. Munsell of this office on September 8th and September 9th.

16.	We note from your response to comment 45 that there are no arrangements or understandings between the fund and an Authorized Participant. However, please briefly disclose that the Authorized Participant may sell units from time to time and at any time such Authorized Participant holds units, the price at which such sales may be made or the means of calculating the price and that such sales may be made through the facilities of the AMEX or otherwise.

Response:

We have modified the disclosure under “Plan of Distribution — Continuous Offering Period” in response to the foregoing comment.

*            *            *

If you have any further questions or comments, please do not hesitate to call me at 212 839 5458 or call my associate, Jim Munsell, at 212 839 5609.

Very truly yours,

/S/ MICHAEL J. SCHMIDTBERGER

Michael J. Schmidtberger

Enclosure

cc:	Kevin Rich

Gregory Collett